December 13, 2006 Division of Investment Management Securities and Exchange Commission 450 Fifth Street, NW Washington, D.C. 20549

Attention: James O’Connor, Esq.

RE:	iShares, Inc. File No. 33-97598, 811-9102

iShares MSCI Israel Index Fund (S000018071)

Dear Mr. O’Connor:

In accordance with Rule 477(a) under the Securities Act of 1933, we hereby request withdrawal of the following amendments to the Securities Act registration statement of iShares, Inc.: Post Effective Amendment No. 39, filed on October 15, 2007, Post Effective Amendment No. 43, filed on November 14, 2007. These amendments relate to the iShares MSCI Israel Index Fund, initially included as a new series of the Registrant as part of the Registrant’s Post-Effective Amendment No. 34 filed on July 3, 2007.

This withdrawal is requested because the series concerned will not be ready for public offering on or about the time that the amendment is expected to become effective. The Registrant intends to proceed with the offering of the series in the future, and it will file a post-effective amendment re-registering the series at a later date. No securities were sold in connection with the offering of the series.

If you have any questions regarding this request, please call me at 415.817.6131.

Sincerely,

/s/ Kevin D. Smith

Kevin D. Smith

Principal and Corporate Counsel

cc:	Benjamin J. Haskin, Esq.
Anthony A. Vertuno, Esq.